EXHIBIT 12

HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Three Months Ended March 31,	2009	2008

	(dollars are
	in millions)

Income from continuing operations	$872	$238
Income tax benefit	855	185

Income before income tax benefit	1,727	423

Fixed charges:
Interest expense	1,167	1,773
Interest portion of rentals(1)	22	10

Total fixed charges	1,189	1,783

Total earnings from continuing operations as defined	$2,916	$2,206

Ratio of earnings to fixed charges	2.45	1.24
Preferred stock dividends(2)	14	14
Ratio of earnings to combined fixed charges and preferred stock dividends	2.42	1.23

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.